Mail Stop 3561

December 18, 2008

Philip L. Francis
Chairman of the Board of Directors
and Chief Executive Officer
PetSmart, Inc.
19601 N. 27th Avenue
Phoenix, AZ 85027

      Re: **PetSmart, Inc.**
              Definitive Proxy Statement on Schedule 14A
              Filed May 5, 2008
              Form 10-Q for Fiscal Quarter Ended May 4, 2008
              Filed June 3, 2008
              File No. 0-21888

Dear Mr. Francis:

      We have completed our review of your Definitive Proxy Statement on Schedule
14A and related filings and have no further comments at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director